
RECEIVED
MAR 0 8 2002
354
SEC MAIL PROCESSING SECTION
WASH, D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003985

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51067

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIBAUM, ELLIOTT RAYMOND
DBA: PREFERRED FINANCIAL GROUP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2829 West Henrietta Rd.
(No. and Street)

Rochester (City) New York (State) 14623-2331 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elliott R Mibaum (585) 427-2420
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL TISS, CPA
(Name — *if individual, state last, first, middle name*)

47 Glazer Dr. (Address) Rochester (City) New York (State) 14625 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/02

OATH OR AFFIRMATION

I, ELLIOTT R MIBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PREFERRED FINANCIAL GROUP, as of DECEMBER 31, 19X 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x (O) Cash Flow Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL TISS CPA
47 GLAZER DRIVE
ROCHESTER, NEW YORK 14625 (716) 218-0153

Mr Elliott R. Mibaum dba
Preferred Financial Group

I have audited the accompanying statements of financial condition of Preferred Financial Group as of December 31,2001, and the related statements of operations, changes in owner's capital and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and preform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examing, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by manangement, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Preferred Financial Group as of December 31,2001. and the results of its operations and its cash flow for the year ended December 31,2001, in conformity with generally accepted accounting principles.

ROCHESTER, NEW YORK
FEBRUARY 24,2002



PREFERRED FINANCIAL GROUP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31,2001

ASSETS

Cash in Bank	$ 7,248.	
Commission Receivable	5,650.	
Office Equiment, net of accumulated depreciation $ 6003.	1,170.	
Sundry	1,000.	
TOTAL ASSETS		$ 15,068.

LIABILITIES AND OWNER'S CAPITAL

Liabilities:		
Commission Payables	$ 2,650.	
OWNER'S CAPITAL:		
Initial Investment	$ 14,334.	
Retained Earnings	(1,916.)	
Total Owner's Capital	12,418.	
Total Liabilities and Owner's Capital		$ 15,068.

PREFERRED FINANCIAL GROUP
STATEMENT OF OPERATIONS
DECEMBER 31, 2001

Revenue - Commissions		$ 233,517.
Operating Expenses		
Commissions	$ 85,734	
Rent	28,468	
Licenses and Fees	2,223	
Advertising	3,301	
Office Supplies	1,271	
Depreciation	1,791	
Auto Expense	1,507	
Insurance	16,327	
Postage and Delivery	1,944	
Bank Charges	403	
Professional Fees	1,447	
Repairs and Maintenance	10,455	
Purchases	8,000	
Telephone	1,834	
Miscellaneous	1,137	
Utilities	4,225	
Total Operating Expenses		$ 170,067
Income From Operations		63,450
Owner's Draws		63,928
Net Loss		(478)
Other Income Interest		222
Net Loss From Operations		(256)
Retained Earnings, January 1, 2001		(1,660)
Retained Earnings, December 31, 2001		(1,916)

PREFERRED FINANCIAL GROUP
STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED DECEMBER 31, 2001

Working Capital Derived From		
Net loss from operations	($ 256.)	
Expenses not requiring an outlay of cash in the current period Depreciation	1,791.	
Increase in Working Capital		$ 1,585.
Increase (Decrease) in Components of Working Capital		
Net Changes in Current Assets		
Cash in Bank	$ 1,035.	
Commissions Receivable	(1,350.)	$(315.)
Net Changes in Current Liabilities		
Commission Payable		(1,850.)
Increase in Working Capital		$ 1,535.

PREFERRED FINANCIAL GROUP

Statement of changes in Owner's Equity

For the Year Ended December 31,2001

Ownershi Equity- Beginning		
Initial Investment	$ 14,334.	
Retained Earnings	(1,660.)	
Total Ownership Equity		$ 12,674.
Decrease in Ownership Equity		
Net Loss for the Year		256.
Ownership Equity-Ending		$ 12,418.

f.) Statement of changes in Liabilities Subordinated to Claims of Creditors.

Preferred Financial Group does not have any liabilities subordinated to claims of dreditors.

h.) Compution of Determination of Reserve Requirements.

Preferred Financial Group is exempt from this determination as shown on the regular Focus Reports to the NASD-Focus Report Part 11a

i.) Information Relating to the possession of control Requirements Under Rule 15c3-3.

Preferred Financial Group does not have possession nor is it in any way having control over items under rule 15c3-3,

k.) Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

Preferred Financial Group dose not consolidate any statements of Financial Condition.

N.) Report describing any material inadequicies found to exist ot found to have existed since the date ot the previous audit,

There are no material inadequicies found to exist or to have existed since the date of the previous audit. The Company maintains its books on the accrual basis of accounting and during the audit period the Company submitted financial date on Focus reports-Part 11a on such basis.

PREFERRED FINANCIAL GROUP

NET CAPITAL COMPUTATION

DECEMBER 31, 2001

Total Assets	$ 15,068.
Total Liabilities	2,650.
Net Worth	12,418.
Subordinated Indebtness	-0-
Non Liquid Assets	2,170.
Reserve in Inventory-Haircuts	-0-.
Net Capital as computed	$ 10,248.

PREFERRED FINANCIAL GROUP

DECEMBER 31, 2001

Reconciliation of Audited Computation of New Worth			$ 14,334.
Net profit (loss) since inception of business			
Fiscal Year Ended	12/31/98	$(1,953.)	
	12/31/99	6,989.	
	12/31/00	(6,696.)	
	12/31/01	(256.)	
Total			(1,916.)
Audited computation of Net Capital before substraction of nonallowable assets			12,418.
Nonallowable Assets			2,170.
Audited computation of Net Worth			$ 10,248.

PREFERRED FINANCIAL GROUP

STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2001

Beginning Cash, January 1, 2001			$ 6,213.
Cash Received during the Year:			
Commissions	$ 234,867.		
Interest	222.		
Total Cash Received		$ 235,089.	
Cash Expensed during the year:			
Owners Draw	$ 63,928.		
Commissions paid	87,585.		
Rent	28,468.		
Operating Expenses	54,073.		
Total Cash Expended		234,054.	
Total cash reveived in excess of cash expended			1,035.
Ending Cash, December 31, 2001			$ 7,248.